EXHIBIT 99.1
QuarterlyReport to Shareholders

TransCanada Reports Solid Second Quarter Results
Merrick Mainline Pipeline Project Brings Capital Program to $38 Billion

CALGARY, Alberta – July 31, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for second quarter 2014 of $416 million or $0.59 per share compared to $365 million or $0.52 per share for the same period in 2013. Comparable earnings for second quarter 2014 were $332 million or $0.47 per share compared to $357 million or $0.51 per share for the same period last year. TransCanada’s Board of Directors also declared a quarterly dividend of $0.48 per common share for the quarter ending September 30, 2014, equivalent to $1.92 per common share on an annualized basis.

"The majority of our business segments performed well over the course of the second quarter and demonstrate the benefits of a diversified and growing portfolio of critical energy infrastructure assets," said Russ Girling, TransCanada’s president and chief executive officer. “Although weak Alberta power prices and maintenance outages at Bruce Power weighed on second quarter results, both businesses are expected to produce stronger results in the future due to positive Alberta power market fundamentals and higher plant availability at Bruce Power."
With the recent addition of the Merrick Mainline Pipeline Project, our capital program now includes $38 billion of commercially secured projects that are backed by long-term contracts or cost of service business models. Our portfolio is comprised of $21 billion of liquids pipelines, $15 billion of natural gas pipelines, and $2 billion of power generation facilities. We continue to advance this unprecedented slate of growth initiatives, with many currently proceeding through their regulatory processes. Over the remainder of the decade, subject to required approvals, this blue-chip portfolio of contracted energy infrastructure projects is expected to generate significant long-term shareholder value from growth in earnings and cash flow.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Second quarter financial results
◦Net income attributable to common shares of $416 million or $0.59 per share
◦Comparable earnings of $332 million or $0.47 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.2 billion
◦Funds generated from operations of $917 million
•Declared a quarterly dividend of $0.48 per common share for the quarter ending September 30, 2014
•Secured commercial support for the $1.9 billion Merrick Mainline Pipeline Project, an extension of the NGTL System
•Received regulatory approval for the $800 million Northern Courier Pipeline Project
•Closed the $190 million sale of Cancarb and its related power generation facility on April 15, 2014
•Filed a Project Description with the National Energy Board (NEB) for the Eastern Mainline Project

•
Continue to progress regulatory applications for several of our major capital projects including Coastal GasLink, Prince Rupert Gas Transmission, Energy East, Grand Rapids, Heartland, the North Montney Mainline and Napanee

Net income attributable to common shares for second quarter 2014 was $416 million or $0.59 per share compared to $365 million or $0.52 per share in second quarter 2013. Second quarter 2014 results included a net after-tax gain of $99 million from the sale of Cancarb and its related power generation facility and an after-tax $31 million termination expense for restructuring a natural gas storage contract. These amounts were excluded from comparable earnings.

Comparable earnings for second quarter 2014 were $332 million or $0.47 per share compared to $357 million or $0.51 per share for the same period in 2013. Higher earnings from Keystone and Mexican Pipelines were more than offset by lower contributions from Western Power and Bruce Power.

Notable recent developments in Liquids Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Liquids Pipelines:

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Energy East Pipeline: In March 2014, we filed a Project Description with the NEB. This is the first formal step in the regulatory process to receive the necessary approvals to build and operate the pipeline. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets.

Subject to regulatory approvals, the pipeline is anticipated to commence deliveries to Québec in 2018, with service to New Brunswick to follow in late 2018. We continue to participate in Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning. We intend to file the necessary regulatory applications in third quarter 2014 for approvals to construct and operate the pipeline project and terminal facilities.

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Keystone XL: On January 31, 2014, the Department of State (DOS) released its Final Supplemental Environmental Impact Statement (FSEIS) for the Keystone XL project. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is “unlikely to significantly impact the rate of extraction in the oil sands” and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more greenhouse gas emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period that was to last up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment. The 30-day public comment period has concluded. On April 18, 2014, the DOS announced that the National Interest Determination period has been extended indefinitely to allow them to consider the potential impact of the case discussed below on the Nebraska portion of the pipeline route.

In February 2014, a Nebraska district court ruled that the state Public Service Commission, rather than Governor Heineman, has the authority to approve an alternative route through Nebraska for the Keystone XL project. Nebraska’s Attorney General has filed an appeal and the Nebraska Supreme Court is expected to hear the appeal in September 2014.

As of June 30, 2014, we have invested US$2.4 billion in the Keystone XL project.

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Northern Courier Pipeline Project: In October 2013, Suncor Energy announced that Fort Hills Energy LP is proceeding with the Fort Hills oil sands mining project. Our $800 million Northern Courier Pipeline Project will transport bitumen and diluent between the Fort Hills mine site and Suncor Energy’s East Tank Farm located north of Fort McMurray, Alberta, and is fully contracted under a long-term agreement.

On July 18, 2014, the Alberta Energy Regulator issued a permit approving our application to construct and operate the Northern Courier Pipeline. We currently expect construction on Northern Courier to begin in third quarter 2014, with it being ready for service in 2017.

Natural Gas Pipelines:

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NGTL System Expansions: The NGTL System is currently experiencing a significant amount of growth as a result of growing natural gas supply in northwestern Alberta and northeastern B.C. from unconventional gas plays and substantive growth in intra-basin delivery markets driven primarily by oil sands development and demand for gas-fired electric power generation. Approximately $250 million of capital projects have been placed into service in 2014. Another $3.8 billion of projects are either under construction, or have or will be filed with the NEB for approval. These projects include the North Montney Mainline and the Merrick Mainline Pipeline, along with other new supply and demand facilities. We continue to receive requests for new services and expect that this will lead to additional growth opportunities in the future.

On June 4, 2014, we announced the signing of agreements for approximately 1.9 billion cubic feet per day (Bcf/d) of firm natural gas transportation services for the proposed Merrick Mainline Pipeline Project, a major extension of our NGTL System. The project will transport natural gas through the NGTL System to the inlet of the proposed Pacific Trail Pipeline that will terminate at the Kitimat LNG Terminal at Bish Cove near Kitimat, B.C. The proposed project will be an extension from the existing Groundbirch Mainline section of the NGTL System beginning near Dawson Creek, B.C. to its end point near the community of Summit Lake, B.C. The $1.9 billion project consists of approximately 260 kilometres (km) (161 miles) of 48-inch diameter pipe. We anticipate filing an application for approvals to build and operate the system with the NEB in fourth quarter 2014. Subject to the necessary regulatory approvals and a positive final investment decision for Kitimat LNG, we expect the Merrick Mainline to be in service in first quarter 2020.

The NEB issued a Hearing Order in February 2014 for the $1.7 billion North Montney project, which is an extension and expansion of the NGTL System to receive and transport natural gas from the North Montney area of B.C. The proposed project consists of approximately 300 km (186 miles) of pipeline and is expected to be placed in service in two sections, Aitken Creek in second quarter 2016 and Kahta in second quarter 2017. On June 17, 2014, the

NEB revised the procedural schedule, which has resulted in the oral portion of the hearing being rescheduled to mid-October 2014 for the Calgary phase, and mid-November for the Fort St. John phase. We now anticipate an NEB decision on the application in first quarter 2015.

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Canadian Mainline - LDC Settlement: In March 2014, the NEB responded to the LDC Settlement application we filed on December 20, 2013. The NEB did not approve the application as a settlement but allowed us the option to continue with the application as a contested tolls application, amend the application or terminate the processing of the application. We amended the application with additional information. On May 9, 2014, the NEB released a Hearing Order that sets out the process and schedule for the 2015 - 2030 Mainline Tolls application that incorporates the LDC Settlement, with the oral portion set to begin September 9, 2014.

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Canadian Mainline - Eastern Mainline Project: On May 8, 2014, we filed a Project Description with the NEB for the Eastern Mainline Project. The proposed project will add new facilities to our existing Canadian Mainline natural gas transmission system in southeastern Ontario as a result of the proposed transfer of a portion of the Canadian Mainline capacity to crude oil from natural gas service as part of our proposed Energy East Pipeline and an open season that closed in January 2014. The proposed scope of the project will add 0.6 Bcf/d of new capacity and will ensure appropriate levels of capacity are available to meet the requirements of existing shippers as well as new firm service commitments contracted for in the Eastern Triangle segment of the Canadian Mainline. Subject to regulatory approvals, the project is expected to be in service in second quarter 2017.

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Tamazunchale Pipeline Extension Project: Construction of the US$600 million extension is currently expected to be completed by the end of September 2014 with delays attributed to archeological findings along the pipeline route. Under the terms of the Transportation Service Agreement, these delays are recognized as a force majeure with provisions allowing for collection of revenue as per the original service commencement date of March 9, 2014.

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Prince Rupert Gas Transmission Project: The Environmental Assessment application submitted to the B.C. Environmental Assessment Office (EAO) in April 2014 was deemed complete. The EAO initiated a 180-day review period which included a 45-day public comment period that was completed on July 10, 2014. A facilities application was also filed with the B.C. Oil and Gas Commission in April 2014. Regulatory approval for the pipeline is expected in fourth quarter 2014 and a final investment decision from Pacific Northwest LNG is expected to follow at the end of 2014.

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Alaska LNG Project: In April 2014, the State of Alaska passed new legislation that will transition from the Alaska Gasline Inducement Act (AGIA) and enable a new commercial arrangement to be established with us, the three major Alaska North Slope producers, and the Alaska Gasline Development Corp. It was also agreed that a Liquefied Natural Gas (LNG) export project, rather than a pipeline to Alberta, is currently the best opportunity to commercialize Alaska North Slope gas resources in current market conditions.

On June 9, 2014, we executed an agreement with the State of Alaska to abandon the AGIA license and executed a Precedent Agreement, where we will act as the transporter of the State’s portion of natural gas under a long-term shipping contract in the Alaska LNG Project. On June 30, 2014, the Alaska LNG Project entered the pre-front end engineering and design (pre-FEED) phase following the execution of a Joint Venture Agreement among ourselves, the three major Alaska North Slope producers and Alaska Gasline Development Corp. The pre-FEED work is anticipated to take two years to complete with our share of the cost to be approximately US$100 million. The Precedent Agreement also provides us with full recovery of development costs in the event the project does not proceed.

Energy:

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Cancarb: In January 2014, we reached an agreement to sell Cancarb and its related power generation facility for gross proceeds of $190 million. The sale closed on April 15, 2014 and we recognized an after-tax gain of $99 million in second quarter 2014.

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Natural Gas Storage: Effective April 30, 2014, we terminated a 38 billion cubic feet long-term natural gas storage contract in Alberta with Niska Gas Storage. As a result, we recorded a $31 million after-tax charge in second quarter 2014. We have re-contracted for new natural gas storage services in Alberta with Niska Gas Storage starting May 1, 2014 for a six year period at a reduced average volume.

Corporate:

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Our Board of Directors declared a quarterly dividend of $0.48 per share for the quarter ending September 30, 2014 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $1.92 per common share on an annualized basis.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Thursday, July 31, 2014 to discuss our second quarter 2014 financial results. Russ Girling, TransCanada president and chief executive officer, and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 2 p.m. (MT) / 4 p.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 866.223.7781 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on August 7, 2014. Please call 800.408.3053 or 905.694.9451 and enter pass code 5722299.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated July 31, 2014.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522